Exhibit 99.1

RED FOOTBALL LIMITED

Third Quarter and Year to Date Results

Fiscal Year Ended 30 June 2015

Bond Group Parent: Red Football Limited

Bond Issuer: MU Finance plc

15 May 2015

CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial statements of Red Football Limited as at and for the three and nine months ended 31 March 2015 and 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 31 March		Nine months ended 31 March
	2015 £’000	2014 £’000	2015 £’000	2014 £’000
Commercial revenue	47,842	42,833	151,029	144,986
Broadcasting revenue	21,713	35,608	66,908	101,861
Matchday revenue	25,415	37,054	71,464	90,096
Total revenue	94,970	115,495	289,401	336,943

Employee benefit expenses	(50,076)	(53,333)	(148,152)	(157,832)
Other operating expenses	(19,387)	(22,052)	(53,005)	(65,152)
Operating profit before depreciation, amortization, exceptional items, and profit on disposal of players’ registrations (“adjusted EBITDA”)	25,507	40,110	88,244	113,959
Depreciation	(2,469)	(2,206)	(7,365)	(6,274)
Amortization	(25,708)	(13,841)	(73,931)	(39,163)
Exceptional items	(1,247)	—	(1,247)	(293)
Operating (loss)/profit before profit on disposal of players’ registrations	(3,917)	24,063	5,701	68,229
(Loss)/profit on disposal of players’ registrations	(1,556)	2,361	18,204	4,203
Operating (loss)/profit	(5,473)	26,424	23,905	72,432
Net interest payable on loans, deferred element of terminated interest rate swap and unwinding of discount factors	(1,005)	(601)	(4,699)	(1,884)
Interest payable on secured term loan and senior secured notes	(5,630)	(5,008)	(15,964)	(14,580)
Amortization of issue discount and debt issue/finance costs	(561)	(765)	(1,623)	(1,392)
Foreign exchange losses on US dollar bank accounts	—	—		(2,696)
Fair value movement on derivative financial instruments	1,563	(90)	4,041	(1,640)
Ineffectiveness on cash flow hedges	(234)	543	—	791
Net finance costs	(5,867)	(5,921)	(18,245)	(21,401)
(Loss)/profit before tax	(11,340)	20,503	5,660	51,031
Tax expense	(11,315)	(13,726)	(21,626)	(24,485)
(Loss)/profit for the period	(22,655)	6,777	(15,966)	26,546

INTERIM CONSOLIDATED BALANCE SHEET - UNAUDITED

		As at 31 March
	Note	2015 £’000	2014 £’000
ASSETS
Non-current assets
Property, plant and equipment		252,494	255,332
Investment property		13,587	13,700
Goodwill		421,453	421,453
Players’ registrations and other intangible assets		237,760	161,769
Derivative financial instruments		1,323	791
Trade and other receivables	1	1,000	141
		927,617	853,186
Current assets
Derivative financial instruments		1,354	317
Trade and other receivables	1	713,656	690,955
Cash and cash equivalents		10,966	34,131
		725,976	725,403
Total assets		1,653,593	1,578,589

EQUITY AND LIABILITIES
Equity
Share capital		—	—
Capital contribution reserve		474,203	474,203
Hedging reserve		(8,288)	25,656
Retained earnings		412,281	435,121
		878,196	934,980
Non-current liabilities
Derivative financial instruments		4,087	1,919
Trade and other payables	2	39,827	27,941
Borrowings		392,480	339,679
Deferred revenue		24,464	14,440
Deferred tax liabilities		26,568	29,140
		487,426	413,119
Current liabilities
Derivative financial instruments		2,340	1,072
Current tax liabilities		1,753	2,786
Trade and other payables	2	171,444	126,700
Borrowings		2,950	11,991
Deferred revenue		109,484	87,941
		287,971	230,490
Total equity and liabilities		1,653,593	1,578,589

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS — UNAUDITED

	Three months ended 31 March		Nine months ended 31 March
	2015	2014	2015	2014
Cash flows from operating activities
(Loss)/profit before tax	(11,340)	20,503	5,660	51,031
Depreciation	2,469	2,206	7,365	6,274
Impairment	—	—	—	293
Amortization	25,708	13,841	73,931	39,163
Loss/(profit) on disposal of players’ registrations	1,556	(2,361)	(18,204)	(4,203)
Net finance costs	5,867	5,921	18,245	21,401
Loss/(profit) on disposal of property, plant and equipment	—	—	5	(43)
Foreign exchange losses/(gains) on operating activities	449	97	(499)	464
Other fair value losses/(gains) on derivative financial instruments	3,131	(58)	4,342	(184)
Reclassified from hedging reserve	(1,383)	(260)	(3,774)	(778)
(Increase)/decrease in trade and other receivables	(26,668)	(7,217)	24,996	(10,617)
Decrease in trade and other payables and deferred revenue	(2,978)	(36,598)	(66,457)	(69,999)
Decrease in provisions	—	—	—	(1,475)
Cash (used in)/generated from operations	(3,189)	(3,926)	45,610	31,327
Interest paid	(10,907)	(8,830)	(24,136)	(22,794)
Debt finance costs paid relating to borrowings	—	—	(824)	(123)
Interest received	368	36	457	143
Tax (paid)/refund	(1,271)	175	(2,158)	(1,071)
Net cash (used in)/generated from operating activities	(14,999)	(12,545)	18,949	7,482
Cash flows from investing activities
Purchases of property, plant and equipment	(293)	(1,679)	(4,086)	(8,557)
Proceeds from sale of property, plant and equipment	—	—	—	50
Purchases of players’ registrations and other intangible assets	(14,406)	(24,815)	(101,272)	(62,102)
Proceeds from sale of players’ registrations	3,447	1,500	20,163	8,556
Net cash used in investing activities	(11,252)	(24,994)	(85,195)	(62,053)
Cash flows from financing activities
Proceeds from borrowings	—	—	4,704	—
Repayment of borrowings	(102)	(97)	(301)	(284)
Loan to parent undertaking	—	(42)	—	(634)
Net cash (used in)/generated from financing activities	(102)	(139)	4,403	(918)
Net decrease in cash and cash equivalents	(26,353)	(37,678)	(61,843)	(55,489)
Cash and cash equivalents at beginning of period	36,887	71,930	66,158	94,200
Foreign exchange gains/(losses) on cash and cash equivalents	432	(121)	6,651	(4,580)
Cash and cash equivalents at end of period	10,966	34,131	10,966	34,131

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1.  Trade and other receivables

	As at 31 March
	2015 £’000	2014 £’000
Net trade receivables	74,744	33,049
Receivables owed by group undertakings	605,940	613,941
Other receivables	25	662
Accrued revenue	30,849	35,364
	711,558	683,016
Prepayments	3,098	8,080
	714,656	691,096
Less: non-current portion:
Trade receivables	1,000	141
Non-current trade and other receivables	1,000	141
Current trade and other receivables	713,656	690,955

2.  Trade and other payables

	As at 31 March
	2015 £’000	2014 £’000
Trade payables	104,566	54,300
Payables owed to group undertakings	53,336	50,303
Other payables	7,982	14,242
Accrued expenses	38,297	27,544
	204,181	146,389
Social security and other taxes	7,090	8,252
	211,271	154,641
Less: non-current portion:
Trade payables	38,157	20,130
Other payables	1,670	7,811
Non-current trade and other payables	39,827	27,941
Current trade and other payables	171,444	126,700